Exhibit 99.1

Tarena International, Inc. Announces First Quarter 2017 Results

First Quarter Net Revenues up by 23.5% Year-Over-Year, exceeding guidance

First Quarter Student Enrollment up by 20.6% Year-Over-Year
Reaffirms Full Year 2017 Net Revenues Guidance of RMB1,990-2,070 million

BEIJING, May 22, 2017 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights

•	Net revenues increased by 23.5% year-over-year to RMB332.7 million from RMB269.5 million in the same period in 2016.

•	Gross profit increased by 18.1% year-over-year to RMB204.9 million from RMB173.5 million in the same period in 2016.

•	Operating loss was RMB34.1 million, compared to an operating loss of RMB19.7 million in the same period in 2016.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB23.0 million, compared to a non-GAAP operating loss of RMB3.9 million in the same period in 2016.

•	Net loss was RMB24.6 million, compared to a net loss of RMB24.5 million in the same period in 2016.

•	Non-GAAP net loss, which excluded share-based compensation expenses and loss on foreign currency forward contract, was RMB13.5 million, compared to a non-GAAP net income of RMB10.9 million in the same period in 2016.

•	Basic and diluted loss per American Depositary Share ("ADS") were RMB0.44. Non-GAAP basic and non-GAAP diluted loss per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were RMB0.24. Each ADS represents one Class A ordinary share.

•	Net cash inflow from operating activities for the first quarter of 2017 was approximately RMB177.5 million.

•	Cash and time deposits totaled RMB1,450.2 million as of March 31, 2017, compared to RMB1,286.1 million as of December 31, 2016.

•	Deferred revenue totaled RMB399.1million as of March 31, 2017, compared to RMB229.2 million as of March 31, 2016, representing a year-over-year increase of approximately 74.1%.

•	Total course enrollments[1], defined as the cumulative number of courses enrolled in by our students, in the first quarter of 2017 increased by 16.0% year-over-year to 24,500.

•	Total student enrollments[2], defined as the total number of new students recruited and registered, in the first quarter of 2017 increased by 20.6% year-over-year to 27,785.

•	Total seat capacity[3], defined as the total number of seats available in our learning centers, increased by 20.0% to 52,822 as of March 31, 2017, from 44,004 as of March 31, 2016.

•	Total number of learning centers[4] increased to 160 as of March 31, 2017, from 135 as of March 31, 2016.

•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, in the first quarter of 2017 increased by 304.1% year-over-year to 994.

“We are very pleased to start fiscal year 2017 by delivering strong financial and operational results. Top line growth for the first quarter was 23.5%, exceeding the high end of our expected range and driven largely by a healthy 20.6% increase in student enrollments. Our professional education business continued its strong momentum during the quarter, despite the seasonal fluctuations created by Chinese New Year. We are especially proud that we continued to deliver excellent education quality and outcomes, achieving once again the 6-month post-course job placement rate of above 95%. Our new collaborations recently with globally renowned IT companies such as Microsoft, HP and Intel will also help build our brand recognition and solidify our leading position in China’s professional education industry. Such results are strong validation of the market demand for our high quality professional education services in both IT and non-IT verticals,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer.

“As we look ahead, well-paced expansion of our learning center network will remain a key strategic way to drive long term growth. In the first quarter, we entered into 5 new cities and added a net of 15 learning centers, achieving a total of 52,822 seat capacity which represents 20.0% year-over-year growth. We are also committed to investing in new courses and contents development in existing courses to advance curriculum system. Our new initiatives in kid education programs has started to bear fruit and we successfully enrolled 994 students in our kid education programs in the first quarter. We believe solid business execution in the first quarter 2017 lays good foundation for us to continue performance and deliver long-term value for all our shareholders,” Mr. Han concluded.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer, said, “As we mentioned before, we experienced seasonal fluctuation due to Chinese New Year in the first quarter of each year. Our costs associated with the new centers and new courses were incurred ahead of the enrollment and revenue ramp, which contributed to the net loss of RMB24.6 million in the first quarter 2017, compared with a net loss of RMB 24.5 million in the same period last year. However, given the strong enrollment result in the first quarter and the healthy business fundamentals, we are confident in our overall revenue growth outlook for the full year of 2017.”

1 excluding course enrollments in kid education programs

2 excluding student enrollments in kid education programs

3 excluding seat capacity that is for kid education programs only

4 excluding learning centers that are for kid education programs only

First Quarter 2017 Results

Net Revenues

Net revenues increased by 23.5% to RMB332.7 million in the first quarter of 2017, from RMB269.5 million in the same period in 2016. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments5 in the first quarter of 2017 increased by 16.0% to 24,500 from 21,121 in the same period in 2016, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased to 18 from 16 in the first quarter year-over-year, while the total seat capacity in our learning centers increased by 20.0% to 52,822 as of March 31,2017 from 44,004 as of March 31, 2016 to cater to the increased demand for our courses.

Beginning in the second quarter of 2016, we raised the standard tuition fees on most of our courses by RMB1,000 to RMB2,000 per course. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 91%/9% and 93%/7% in the first quarter of 2017 and 2016, respectively.

Cost of Revenues

Cost of revenues increased by 33.2% to RMB127.8 million in the first quarter of 2017, from RMB95.9 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers6, rental cost resulting from higher seat capacity, as well as depreciation expenses for the growing number of learning centers.

Gross Profit and Gross Margin

Gross profit increased by 18.1% to RMB204.9 million in the first quarter of 2017, from RMB173.5 million in the same period in 2016. Gross margin was 61.6% in the first quarter of 2017, compared with 64.4% in the same period in 2016.The decrease in gross margin was mainly due to expansion of our learning centers and course offerings. Our overall center utilization rate in the first quarter of 2017 was 69%, compared with 71% in the same period in 2016, mainly due to increased seat capacity.

Operating Expenses

Total operating expenses increased by 23.7% to RMB239.1 million in the first quarter of 2017, from RMB193.2 million in the same period in 2016. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 28.2% to RMB228.1 million in the first quarter of 2017, from RMB177.9 million in the same period in 2016. Total share-based compensation expenses allocated to the related operating expenses reduced by 28.6% to RMB10.9 million in the first quarter of 2017, from RMB15.3 million in the same period in 2016.

Selling and marketing expenses increased by 24.9% to RMB141.1 million in the first quarter of 2017, from RMB112.9 million in the same period in 2016. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 23.7% to RMB79.8 million in the first quarter of 2017, from RMB64.5 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 35.3% to RMB70.8 million, from RMB52.3 million in the same period in 2016.

Research and development expenses increased by 15.3% to RMB18.2 million in the first quarter of 2017, from RMB15.8 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Loss

Operating loss was RMB34.1 million for the first quarter of 2017, compared to an operating loss of RMB19.7 million in the same period in 2016.Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB23.0 million, compared to a non-GAAP operating loss of RMB3.9 million in the same period in 2016.

5 excluding course enrollments in kid education programs

6 excluding learning centers that are for kid education programs only

Interest Income

Interest income was RMB3.5 million in the first quarter of 2017, compared to RMB9.2 million in the same period in 2016. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income was primarily due to lower bank deposits and interest rate, as well as lower tuition interest income in relation to our installment payment plan for students.

Foreign Exchange (Loss) Gain

Foreign exchange loss was RMB0.5 million in the first quarter of 2017, compared to RMB2.8 million foreign exchange gain in the same period in 2016. The loss was attributable to the appreciation of China’s RMB against U.S. Dollar as the Company had converted its offshore bank deposits previously in RMB into US dollars under a foreign currency forward contract. The contract had been settled in May 2016.

Income Tax Expense

The Company recorded an income tax expense of RMB0.5 million in the first quarter of 2017, compared to RMB0.1 million in the same period in 2016. The change was mainly due to an increase in the effective income tax rate from recognition of valuation allowances for deferred income tax assets of certain subsidiaries.

Net Loss (income)

As a result of the foregoing, net loss was RMB24.6 million in the first quarter of 2017, compared to RMB24.5 million in the same period in 2016. Non-GAAP net loss, which excluded share-based compensation expenses and loss on foreign currency forward contract, was RMB13.5 million, compared to a non-GAAP net income of RMB10.9 million in the same period in 2016.

Basic and Diluted Earnings (Loss) per ADS

Basic and diluted loss per ADS were RMB0.44 in the first quarter of 2017. Non-GAAP basic and non-GAAP diluted loss per ADS, which excluded share-based compensation expenses, were RMB0.24.

Cash Flow

Net cash inflow from operating activities for the first quarter of 2017 was approximately RMB177.5 million. Capital expenditures for the quarter were RMB28.0 million.

Shares Issued and Outstanding

As of March 31, 2017, the Company had 50,108,451 Class A and 7,206,059 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Business Outlook

Based on the Company's current estimates, total net revenues for the second quarter of 2017 are expected to be between RMB443.5 million and RMB 456.5 million, representing an increase of 21.4% to 25.0% on a year-over-year basis.

The Company also expects its total net revenues for the full year of 2017 to be between RMB1,990.0 million and RMB2,070.0 million, representing an increase of 26.0% to 31.0% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first quarter of 2017 at 9:00 p.m. Eastern Daylight Time on May 22, 2017 (9:00 a.m. Beijing time on May 23, 2017).

The dial-in details for the live conference call are as follows:

United States: 1 855 298 3404

International: +1 631 514 2526

Hong Kong: 800 905 927

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 0800 015 9725

China Mainland: 400 120 0539

Conference ID: 7811563

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through May 29, 2017. The dial-in details for the replay are:

U.S. Toll Free: 1 866 846 0868

International: 1800 008 585

Hong Kong: 800 966 697

Singapore: 800 616 2127

Taiwan: 801 232 352

United Kingdom: 800 169 7301

China Mainland: 400 184 2240

Conference ID: 7811563

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the first quarter of 2017andfor the full fiscal year 2017and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in twelve IT subjects and three non-IT subjects. Tarena also offers three kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 408,000 students, cooperated with more than 630 universities and colleges and placed students with approximately 100,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

Beginning in the first quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income (loss), net income (loss), and basic and diluted net income (loss) per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song
Investor Relations
Tarena International Inc.
Tel: +8610 56219451
Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	March 31	December 31
	2017	2016
	RMB	RMB
ASSETS
Current assets:
Cash	975,927	810,672
Time deposits	414,764	416,724
Accounts receivable, net of allowance for doubtful accounts	94,873	97,374
Amounts due from a related party	189	—
Prepaid expenses and other current assets	122,584	126,088
Total current assets	1,608,337	1,450,858
Time deposits	59,524	58,667
Accounts receivable, net of allowance for doubtful accounts	1,116	1,176
Property and equipment, net	444,999	437,337
Goodwill	3,365	3,365
Long-term investments	51,506	41,760
Other non-current assets	94,676	91,849
Total assets	2,263,523	2,085,012

LIABILITIES AND SHAREHOLDERS’EQUITY

Current liabilities:
Accounts payable	9,730	4,502
Amounts due to a related party	—	79
Income taxes payable	89,750	91,240
Deferred revenue	399,130	266,061
Accrued expenses and other current liabilities	215,014	117,867
Total current liabilities	713,624	479,749
Other non-current liabilities	6,360	7,043
Total liabilities	719,984	486,792

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	312	302
Class B ordinary shares	84	86
Treasury stock(a)	(93,761)	(93,761)
Additional paid-in capital	1,020,243	995,216
Accumulated other comprehensive income	66,115	58,204
Retained earnings	550,546	638,173
Total shareholders’ equity	1,543,539	1,598,220
Total liabilities and shareholders’ equity	2,263,523	2,085,012

Note:

(a)	On August 20, 2015, the Board of Directors approved a share repurchase plan under which the Company may repurchase up to US$20 million (RMB 133,556,000) of its shares over the next 12 months. According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of March 31, 2017, the Company repurchased 1,574,980 Class A ordinary shares from the open market with the consideration of US$14.4 million (RMB 93,761,156).

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except share data and per share data)

	For the Three Months Ended March 31
	2017	2016
	RMB	RMB
Net revenues	332,748	269,468
Cost of revenues(a)	(127,814)	(95,940)
Gross profit	204,934	173,528
Selling and marketing expenses(a)	(141,067)	(112,903)
General and administrative expenses(a)	(79,758)	(64,474)
Research and development expenses(a)	(18,228)	(15,816)
Operating loss	(34,119)	(19,665)
Interest income	3,474	9,195
Other income	7,071	2,976
Loss from fair value change of foreign currency forward	—	(19,660)
Foreign exchange (loss)gain	(547)	2,799
Loss before income taxes	(24,121)	(24,355)
Income tax expense	(512)	(144)
Net loss	(24,633)	(24,499)
Net loss attributable to Class A and Class B ordinary shareholders	(24,633)	(24,499)

Loss per Class A and Class B ordinary share:
Basic and diluted	(0.44)	(0.45)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	56,326,455	54,711,833

Net loss	(24,633)	(24,499)
Other comprehensive income(loss)
Foreign currency translation adjustment, net of nil income taxes	(1,839)	(1,597)
Unrealized gain on available for sale securities, net of RMB879 income taxes	14,730	—
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of RMB879 income taxes	(4,980)	—
Comprehensive loss	(16,722)	(26,096)

  Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended March 31
	2017	2016
	RMB	RMB
Cost of revenues	177	465
Selling and marketing expenses	258	1,514
General and administrative expenses	8,911	12,129
Research and development expenses	1,764	1,668

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended March 31
	2017	2016
	RMB	RMB
GAAP Cost of revenues	127,814	95,940
Share-based compensation expense in cost of revenues	177	465
Non-GAAP Cost of revenues	127,637	95,475

GAAP Selling and marketing expenses	141,067	112,903
Share-based compensation expense in selling and marketing expenses	258	1,514
Non-GAAP Selling and marketing expenses	140,809	111,389

GAAP General and administrative expenses	79,758	64,474
Share-based compensation expense in general and administrative expenses	8,911	12,129
Non-GAAP General and administrative expenses	70,847	52,345

GAAP Research and development expenses	18,228	15,816
Share-based compensation expense in research and development expenses	1,764	1,668
Non-GAAP Research and development expenses	16,464	14,148

Operating loss	(34,119)	(19,665)
Share-based compensation expenses	11,110	15,776
Non-GAAP Operating loss	(23,009)	(3,889)

Net loss	(24,633)	(24,499)
Share-based compensation expenses	11,110	15,776
Loss on foreign currency forward contract	—	19,660
Non-GAAP net (loss) income	(13,523)	10,937
Non-GAAP net (loss) income attributable to Class A and Class B ordinary shareholders	(13,523)	10,937

Non-GAAP (loss) earnings per Class A and Class B ordinary share(a)
Basic	(0.24)	0.20
Diluted	(0.24)	0.19
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP (loss) earnings per Class A and Class B ordinary share(a)
Basic	56,326,455	54,711,833
Diluted	56,326,455	57,982,805

Notes:

(a) The Non-GAAP (loss) earnings per Class A and Class B ordinary share is computed using Non-GAAP net (loss) income attributable to Class A and Class B ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted (loss) earnings per Class A and Class B ordinary share calculation.

(b) There was no tax impact of share-based compensation expenses for the first quarter ended March 31, 2017 and 2016.